

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

Via E-mail
Mr. Robert D. Kohn
  Chief Executive Officer
BioPower Operations Corporation
1000 Corporate Drive, Suite 200
Fort Lauderdale, Florida 33334

> **Re: BioPower Operations Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2012**
> **Filed March 18, 2013**
> **Form 10-Q for the Quarterly Period Ended February 28, 2013**
> **Filed April 15, 2013**
> **File No. 333-172139**

Dear Mr. Kohn:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief